

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2020

Bob Beechey
Chief Financial Officer
Aspira Women's Health Inc.
12117 Bee Caves Road, Building Three, Suite 100
Austin, Texas 78738

> **Re: Aspira Women's Health Inc.**
> **Registration Statement on Form S-3**
> **Filed September 18, 2020**
> **File No. 333-248920**

Dear Mr. Beechey:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact James Young at 202-551-4679 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Beth Berg